Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267

NEWS RELEASE
MINEFINDERS ANNOUNCES $151,515,000 BOUGHT DEAL

VANCOUVER, BRITISH COLUMBIA - 12/13/10 - Minefinders Corporation Ltd ("Minefinders" or the "Company") has announced today that it has entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to purchase on a bought deal basis by way of a supplement to the Company's short form base shelf prospectus filed in Canada and the base shelf prospectus in the Company's Form F-10 registration statement filed in the U.S., 13,650,000 common shares (the "Common Shares") at a price of C$11.10 per Common Share for gross proceeds of C$151,515,000 (the "Offering").

Minefinders has also granted the underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days after Closing, to purchase up to an additional 2,047,500 Common Shares at the Offering price per share.

The Offering will be led by Scotia Capital Inc. and BMO Capital Markets. The Offering is expected to close on or about December 20, 2010 and is subject to regulatory and stock exchange approvals.

The net proceeds of the Offering will be used for future expansion and mill construction at the Dolores mine, continued development of La Bolsa property, future debt repayments and general corporate purposes.

The Company has filed and received a receipt for a final base shelf prospectus (the "Final Prospectus") with the securities regulators in all provinces of Canada (except Quebec) and a registration statement on Form F-10 relating to these securities has been filed and brought effective with the United States Securities and Exchange Commission. Supplements to the Final Prospectus setting out the details of the Offering will also be filed with the securities regulators in all provinces of Canada (except Quebec) and with the United States Securities and Exchange Commission and delivered to all potential purchasers.

A copy of the prospectus included in the U.S. registration statement can be obtained upon request by contacting Investor Relations at the contact information below or electronically at www.sec.gov. A copy of the short form base shelf prospectus is available electronically at www.sedar.com.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications

Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue" or similar terminology. Minefinders and its securities may be subject to important risk factors and uncertainties, both known and unknown, many of which are beyond Minefinders' ability to control or predict. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management's Discussion and Analysis for the quarter ended September 30, 2010, both of which are available on SEDAR at www.sedar.com. Although Minefinders has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

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